FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  April, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



21 April 2004

                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE
                          QUARTER ENDED 31 MARCH 2004

               COLT continues to deliver on key performance targets


COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions and services said today that it continued to grow turnover, win new business and deliver improved financial performance in line with expectations.

Turnover for the quarter was GBP301.1 million, an increase of 11% on a constant currency basis and after disposals. EBITDA increased by 37% to GBP46.5 million over the comparable period in 2003. COLT generated GBP13.8 million of positive free cash flow during the quarter and is well on track to achieve its goal of becoming free cash flow positive on a sustainable basis during 2005.

Highlights(1) of the quarter include:

- Turnover of GBP301.1 million, up 11% on a constant currency basis after disposals
- Gross margin before depreciation improved from 33.6% to 34.2%
- EBITDA (2) up 37% to GBP46.5 million
- Positive free cash flow (3) of GBP13.8 million
- Strong financial position with cash and liquid resources of GBP786.1 million

(1) All comparisons are with the equivalent period of the prior year

(2) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items.

(3) Free cash flow is the sum of net cash inflow from operating activities less net cash outflows from returns on investments and servicing of finance and from capital expenditure and financial investment.


Commenting on the results, Chairman of COLT, Barry Bateman, said:

"I'm pleased to report that COLT continues to make good progress against its key performance targets and that these results reflect further improvements throughout the business.

"COLT remains financially strong. The business generated positive free cash flow during the quarter of GBP13.8 million. Cash and liquid resources at the end of the quarter were GBP786.1 million. We remain on track to achieve our goal of being free cash flow positive on a sustainable basis during 2005."


Steve Akin, President and Chief Executive Officer, said:

"First quarter performance was in line with expectations, with growth in turnover of 11% and a 37% increase in EBITDA to GBP46.5 million.

"A growing proportion of our turnover is now being generated from some of our newer services, IPVPN, Carrier Pre-Select and Intelligent Network Services in particular. In the quarter, the number of IPVPN customers rose to more than 700 across more than 5,000 sites throughout Europe making COLT one of the leading suppliers of IPVPNs in Europe.

"We continue to focus the business on maintaining and enhancing our reputation for world class customer service and our quality reputation has been further rewarded with BS7799 accreditation in recognition of our best practice in information security.

"Tight management of operating costs remains a priority. At the end of the quarter, employee numbers, including temporary and contract staff were 4,048 compared to 4,624 at the end of March 2003. SG&A as a percentage of turnover declined from 21% in the first quarter of 2003 to 19% in the first quarter of 2004. We are making steady progress in our plans to achieve further efficiency improvements through establishing a new support organisation in India."


KEY FINANCIAL DATA
                                                    Three months ended 31 March
                                                          2003         2004
                                                          GBP m        GBP m

Turnover                                                 271.7        301.1

Interconnect and network costs                          (180.5)      (198.1)

Gross profit before depreciation                          91.2          103

Gross profit before depreciation  %                       33.6%        34.2%

Network depreciation                                     (48.4)       (46.8)

Gross profit (loss)                                       42.8         56.2
Loss for the period (before exceptional items)           (40.9)       (19.8)
Loss for the period (after exceptional items)            (40.6)       (19.8)
EBITDA (1)                                                34.0         46.5

(1) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items.


                                Financial Review

Unless otherwise stated all comparisons are between the quarters ended 31 March 2004 and 31 March 2003.


Turnover

Turnover for the quarter was GBP301.1 million, an increase of 11%, driven by continued demand for COLT's services from existing and new customers and new service introductions.

Excluding the Fitec disposal in December 2003 turnover increased by 11% on a constant currency basis.


Corporate

Turnover from corporate customers for the quarter was GBP173.7 million, an increase of 7%. Switched turnover was GBP89.6 million and non-switched was GBP83.6 million, increases of 13% and 1% respectively. Among the more significant new customer wins during the quarter was a major IPVPN contract with the City of Amsterdam connecting nearly 60 local government departments with 22,000 employees.


Wholesale

Turnover from wholesale customers for the quarter was GBP127.4 million, an increase of 17%. Switched turnover was GBP97.8 million, an increase of 20% and non-switched was GBP29.5 million, an increase of 9%. The strong growth in switched wholesale in the quarter reflected COLT's success in the carrier pre-select market in Germany.


Cost of Sales

Cost of sales for the quarter was GBP244.9 million, an increase of 7%.

Interconnection and network costs for the quarter increased by 10% to GBP198.1 million reflecting the overall increase in business and ongoing cost containment measures.

Network depreciation for the quarter was GBP46.8 million, a decrease of 3%. The decrease reflected the effect of some assets being fully depreciated, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.


Operating Expenses

Operating expenses for the quarter were GBP64.4 million, a decrease of 4%.

Selling, general and administrative (SG&A) expenses for the quarter were GBP56.6 million, a decrease of 1%. SG&A as a proportion of turnover in the quarter was 19% compared with 21% in the comparable period of 2003 reflecting the scale effects of the business and the benefits of the ongoing cost containment programmes. Initial start up costs associated with establishing support functions in India were GBP0.3 million.

Other depreciation and amortisation for the quarter was GBP7.8 million, a decrease of 18%. The reduction reflected the effect of some assets being fully depreciated, partially offset by increased investment in customer service and other support systems.


Interest Receivable, Interest Payable and Similar Charges

Interest receivable for the quarter was GBP5.9 million, a decrease of 22% as a result of reduced average balances of cash and investments in liquid resources. Interest payable and similar charges for the quarter were GBP17.6 million, a decrease of 22%. These decreases were due primarily to the reduction in debt and cash levels following the purchase and redemption of some of the Company's outstanding notes during 2003.

Interest payable and similar charges for the quarter included: GBP8.4 million of interest and accretion on convertible debt; GBP8.8 million of interest and accretion on non-convertible debt; and GBP0.4 million of other interest and unwinding of discounts on provisions. Interest payable and similar charges for the quarter comprised GBP11.9 million and GBP5.7 million of interest and accretion respectively.


Gain on Purchase of Debt

There were no purchases of debt in the quarter. Gains arising on the purchase of debt during the comparable period of 2003 were GBP0.3 million.


Exchange Gains (Losses)

For the quarter there were exchange gains of GBP0.2 million compared with exchange losses of GBP1.9 million in the equivalent period in 2003. The exchange losses in the prior year were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.


Tax on Loss on Ordinary Activities

For the quarters ended 31 March 2003 and 2004, COLT generated losses on ordinary activities of GBP40.6 million and GBP19.8 million respectively and had no taxable profits.


Financial Needs and Resources

Free cash flow, the sum of the net cash inflow from operating activities less net cash outflows from returns on investments and servicing of finance and from capital expenditure and financial investment, improved from an outflow of GBP12.4 million in the quarter ended 31 March 2003 to an inflow of GBP13.8 million in the quarter ended 31 March 2004.

The improvement in free cash flow was driven by improved EBITDA and working capital, and reduced purchases of tangible fixed assets.

Net cash inflow from financing for the quarter ended 31 March 2004 was GBP0.4 million compared with GBP0.4 million outflow in the quarter ended 31 March 2003. COLT had balances of cash and investments in liquid resources at 31 March 2004 of GBP786.1 million compared with GBP802.4 million at 31 December 2003.


                                  Consolidated Profit and Loss Account

                                      Three months ended 31 March

                       2003         2003         2003        2004       2004
                       Before       Exceptional  After
                       Exceptional  Items        Exceptional
                       Items                     Items

                       GBP'000      GBP'000      GBP'000     GBP'000    $'000

Turnover               271,720         --        271,720     301,110    554,042

Cost of sales
Interconnect and       (180,466)       --       (180,466)   (198,090)  (364,485)
network
Network depreciation    (48,446)       --        (48,446)    (46,808)   (86,127)

                       (228,912)       --       (228,912)   (244,898)  (450,612)

Gross profit             42,808        --         42,808      56,212    103,430

Operating expenses
Selling, general        (57,235)       --        (57,235)    (56,555)  (104,061)
and administrative
Other depreciation       (9,594)       --         (9,594)     (7,846)   (14,437)
and amortisation
                        (66,829)       --        (66,829)    (64,401)  (118,498)

Operating loss          (24,021)       --        (24,021)     (8,189)   (15,068)

Other income (expense)
Interest receivable       7,471        --          7,471       5,863     10,788
Interest payable        (22,444)       --        (22,444)    (17,612)   (32,406)
and similar charges
Gain on purchase of debt     --       349            349          --         --
Exchange (loss)/gain     (1,936)       --         (1,936)        152        280
                        (16,909)      349        (16,560)    (11,597)   (21,338)

Profit (loss) on        (40,930)      349        (40,581)    (19,786)   (36,406)
ordinary activities
before taxation
Taxation                     --        --             --          --         --
Profit (loss) for       (40,930)      349        (40,581)    (19,786)   (36,406)
period
Basic and diluted      GBP(0.03)  GBP0.00       GBP(0.03)      (0.01)    $(0.02)
loss per share

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.


Consolidated Statement of Total Recognised Gains and Losses

                                                  Three months ended 31 March
                                                  2003       2004         2004
                                               GBP'000    GBP'000        $'000

Loss for period                                (40,581)   (19,786)     (36,406)
Exchange differences                            24,362    (21,556)     (39,663)
Total recognised losses                        (16,219)   (41,342)     (76,069)


Consolidated Reconciliation of Changes in Equity Shareholders' Funds

                                                  Three months ended 31 March
                                                  2003       2004         2004
                                               GBP'000    GBP'000        $'000

Loss for period                                (40,581)   (19,786)     (36,406)
Issue of share capital                              --        658        1,211
Shares to be issued                               (167)      (215)        (396)
Transfer investment in own shares                   --       (195)        (359)
Exchange differences                            24,362    (21,556)     (39,663)
Net changes in equity shareholders' funds      (16,386)   (41,094)     (75,613)
Opening equity shareholders' funds             955,010    862,893    1,587,723
Closing equity shareholders' funds             938,624    821,799    1,512,110



                           Consolidated Balance Sheet

                                            At 31            At 31 March 2004
                                            December
                                            2003
                                           GBP'000      GBP'000         $'000

Fixed assets
Intangible fixed assets (net)                9,493         8,483        15,609
Tangible fixed assets (cost)             2,934,503     2,831,872     5,210,644
Accumulated depreciation                (1,590,218)   (1,569,852)   (2,888,528)
Tangible fixed assets (net)              1,344,285     1,262,020     2,322,116
Investments in own shares                      195            --            --
Total fixed assets                       1,353,973     1,270,503     2,337,725

Current assets
Trade debtors                              199,849       188,362       346,586
Prepaid expenses and other debtors          66,834        46,954        86,395
Investments in liquid resources            742,143       728,921     1,341,215
Cash at bank and in hand                    60,239        57,202       105,252
Total current assets                     1,069,065     1,021,439     1,879,448

Total assets                             2,423,038     2,291,942     4,217,173

Capital and reserves
Called up share capital                     37,754        37,771        69,499
Share premium                            2,315,904     2,316,545     4,262,443
Merger reserve                              27,359        27,359        50,340
Shares to be issued                            215            --            --
Profit and loss account                 (1,518,339)   (1,559,876)   (2,870,172)
Equity shareholders' funds                 862,893       821,799     1,512,110

Provisions for liabilities and              62,860        54,521       100,318
charges

Creditors
Amounts falling due within one year        352,736       325,018       598,034
Amounts falling due after more than
one year
Convertible debt                           700,131       667,831     1,228,809
Non-convertible debt                       444,418       422,773       777,902
Total amounts falling due after more     1,144,549     1,090,604     2,006,711
than one year
Total creditors                          1,497,285     1,415,622     2,604,745
Total liabilities, capital and           2,423,038     2,291,942     4,217,173
reserves




                        Consolidated Cash Flow Statement

                                                  Three months ended 31 March
                                                    2003       2004       2004
                                                 GBP'000    GBP'000      $'000

Net cash inflow from operating activities         30,364     46,466     85,497

Returns on investments and servicing of finance
Interest received                                  7,508      5,233      9,629
Interest paid, finance costs and similar          (8,649)    (8,844)   (16,273)
charges
Net cash outflow from returns on investments      (1,141)    (3,611)    (6,644)
and servicing of finance

Capital expenditure and financial investment
Purchase of tangible fixed assets                (41,629)   (31,557)   (58,064)
Sale of tangible fixed assets                         --      2,454      4,515
Net cash outflow from capital expenditure and    (41,629)   (29,103)   (53,549)
financial investment

Management of liquid resources                    11,258    (14,282)   (26,279)

Financing
Issue of ordinary shares                              --        443        815
Purchase of convertible debt                        (424)        --         --

Net cash (outflow)/inflow from financing            (424)       443        815

Decrease in cash                                  (1,572)       (87)      (160)



                         Notes to Financial Statements

1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Group for the three months ended 31 March 2003 and 2004.

The financial statements for the three months ended 31 March 2003 and 2004 are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with generally accepted accounting principles in the UK. All adjustments, with the exception of the exceptional items described in Note 4, were of a normal recurring nature. The balance sheet at 31 December 2003 has been extracted from the Group's 2003 statutory accounts.

Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2003 except for the adoption of UITF 38 "Accounting for ESOP trusts". Applying the UITF has resulted in the balance sheet reclassification of the GBP195,000 investment in own shares from fixed assets to the profit and loss account.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 March 2004 and for the periods then ended at the rate of $1.84 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.


2. Segmental information

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services, and bandwidth services.

Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

For the three months ended 31 March 2003 and 2004, turnover by region was as follows:

                              Three months ended 31 March 2003

                 Corporate   Wholesale     North      Central   South     Total
                                           Region     Region    Region
                 GBP'000     GBP'000      GBP'000    GBP'000   GBP'000  GBP'000

Switched          79,575      81,376       49,913     73,489    37,549   160,951
Non-Switched      83,037      27,211       40,079     37,664    32,505   110,248
Other                235         286           45        317       159       521
Total            162,847     108,873       90,037    111,470    70,213   271,720


                              Three months ended 31 March 2004

                 Corporate   Wholesale     North      Central   South     Total
                                           Region     Region    Region
                 GBP'000     GBP'000      GBP'000    GBP'000   GBP'000  GBP'000

Switched          89,587      97,765       54,574     93,308    39,470   187,352
Non-Switched      83,565      29,542       40,196     41,633    31,278   113,107
Other                547         104          112        109       430       651
Total            173,699     127,411       94,882    135,050    71,178   301,110



3. Loss per share
                                                 Three months ended 31 March
                                                  2003         2004        2004
                                               GBP'000      GBP'000       $'000

Loss for period                                (40,581)    (19,786)     (36,406)

Weighted average of ordinary shares ('000)   1,507,503   1,509,139    1,509,139
Basic and diluted loss per share              GBP(0.03)   GBP(0.01)      $(0.02)



4. Exceptional Items

Gain on purchase of debt

During the first quarter of 2003, the Group purchased some of its convertible debt for a cash outlay of GBP0.4 million resulting in an exceptional gain of GBP0.3 million.


5. Cash Flow Reconciliations

5a.Reconciliation of operating loss to net cash inflow from operating activities

                                                  Three months ended 31 March
                                                    2003       2004       2004
                                                 GBP'000    GBP'000      $'000

Operating loss                                   (24,021)    (8,189)   (15,068)
Depreciation and amortisation                     58,040     54,654    100,564
Exchange differences                                 163        381        701
Decrease in debtors                                4,696     21,613     39,768
Decrease in creditors                               (238)   (15,928)   (29,308)
Movement in provision for liabilities & charges   (8,276)    (6,065)   (11,160)
Net cash inflow from operating activities         30,364     46,466     85,497


5b.EBITDA reconciliation
                                                  Three months ended 31 March
                                                 2003        2004        2004
                                              GBP'000     GBP'000       $'000

Net cash inflow from operating activities      30,364      46,466      85,497
Adjusted for:
Exchange differences                             (163)       (381)       (701)
Movement in debtors                            (4,696)    (21,613)    (39,768)
Movement in creditors                             238      15,928      29,308

Total working capital adjustments              (4,458)     (5,685)    (10,460)

Movement in provision                           8,276       6,065      11,160
for liabilities and charges
EBITDA before exceptional items                34,019      46,465      85,496



6. Changes in cash and investments in liquid resources

                                                  Three months ended 31 March
                                                  2003       2004         2004
                                               GBP'000    GBP'000        $'000

Beginning of period                            934,882    802,382    1,476,383
Net (decrease) increase in investments in      (11,258)    14,282       26,279
liquid resources before exchange differences
Effects of exchange differences in              29,249    (27,504)     (50,607)
investments in liquid resources
Net decrease in cash before exchange            (1,572)       (87)        (160)
differences
Effects of exchange differences in cash          2,669     (2,950)      (5,428)
End of period                                  953,970    786,123    1,446,467



7. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")

a. Effects of conforming to U.S. GAAP - impact on net loss

                                                 Three months ended 31 March
                                                2003         2004         2004
                                             GBP'000      GBP'000        $'000

Loss for period                              (40,581)     (19,786)     (36,406)
Adjustments:
Deferred compensation (i), (ii)                 (270)         (66)        (121)
Amortisation of intangibles (iii)                521          508          935
Capitalised interest net of depreciation (iv)   (912)      (1,096)      (2,017)
Profit on sale of IRUs (v)                       261          261          480
Warrants (vi)                                   (157)        (317)        (583)
Installation revenue (vii)                      (636)       1,746        3,212
Direct costs attributable to installation        636       (1,743)      (3,207)
revenue (vii)
Impairment (viii)                             (2,805)      (2,805)      (5,161)

Loss for period under US GAAP                (43,943)     (23,298)     (42,868)
Weighted average number of ordinary        1,507,503    1,509,139    1,509,139
shares ('000)
Basic and diluted loss per share            GBP(0.03)    GBP(0.02)      $(0.03)


                        Notes to Financial Statements

(i) The Group acquired ImagiNet in July 1998 and Fitec in July 2001. The consideration for both of these purchases included deferred shares and payments. The final elements of the consideration were paid in July 2003.

Under U.K. GAAP, the deferred shares and payments were included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired was attributed to goodwill and is being amortised over its estimated economic life.

Under U.S. GAAP, these deferred shares and payments were excluded from the purchase consideration and recognised as compensation expense in the profit and loss account over the period in which the payments vested. The total compensation charge for the three months ended 31 March 2003 and 31 March 2004 was GBP0.1 million and GBPnil respectively.

(ii) The Group operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.

Also under U.S. GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and of those awards that are retained by employees because the offer is declined, variable accounting continues until the award is exercised, forfeited or expires unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled.

The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period. The total compensation charge for the three months ended 31 March 2003 and 31 March 2004 was GBP0.2 million and GBP0.1 million respectively.

(iii) Under U.S. GAAP, goodwill with an indefinite useful life is not amortised but is tested for impairment annually. Under U.K. GAAP goodwill is amortised on a straight line basis over its useful economic life.

The Group had unamortised goodwill of GBP7.7 million at 31 March 2004, which is no longer amortised under U.S. GAAP but will be assessed for impairment annually. Amortisation expense related to goodwill, under U.K. GAAP, was GBP0.5 million for the three months ended 31 March 2003 and 2004.

(iv) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.

(v) In 2000 and 2001 the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases. The adjustment reflects the recognition of profit under U.S. GAAP on the sale of IRUs concluded in prior years.

(vi) The Group has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at nil. Under U.S. GAAP, the warrants are recorded at fair value with unrecognised gains and losses reflected in the profit and loss account.

(vii) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the three months ended 31 March 2003 and 2004, customer installation revenues together with attributable direct costs are recognised over the expected customer relationship period. At 31 March 2004, the cumulative increase in net losses under SAB 101 was GBP0.8 million, representing cumulative deferred installation revenues of GBP52.4 million and costs of GBP51.6 million.

(viii) During the quarter ended 30 September 2002, the Group recorded charges of GBP443.8 million under U.S. GAAP to reflect the impairment of goodwill, network and non-network fixed assets, resulting in a GAAP difference of GBP107.2 million. For the three months ended 31 March 2004 depreciation in the amount of GBP2.8 million was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes.

(ix) The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of employer payroll taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.


b. Effects of conforming to U.S. GAAP - impact on net equity

                                                             -----------------
                                                              At 31 March 2004
                                                             -----------------
                                                          GBP'000        $'000
Equity shareholders' funds under U.K. GAAP                821,799    1,512,110
U.S. GAAP adjustments:
Adjustment for deferred compensation (i), (ii)            (10,832)     (19,931)
Unearned compensation (i), (ii)                              (213)        (392)
Additional paid in share capital (i), (ii)                 11,045       20,323
Amortisation of intangibles (iii)                           6,524       12,004
Warrants (vi)                                                 734        1,351
Payroll taxes on employee share schemes (ix)                  385          708
Impairment (viii)                                          90,364      166,270
Profit on sale IRUs (v)                                   (17,462)     (32,130)
Capitalised interest, net of depreciation (iv)             36,783       67,681
Deferred profit on installations (vii)                       (759)      (1,397)
Approximate equity shareholders' funds under U.S. GAAP    938,368    1,726,597

(i) - (ix) See note a. for description and adjustment.

c. Effects of conforming to U.S. GAAP - stock options

At 31 March 2004 the Group had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Group's loss for the three months ended 31 March 2004 would have been GBP26.8 million ($49.3 million).



                                                  Operating Statistics

                                            Q1 03        Q1 04        Growth

Customers (at end of period)
North Region                                4,799        5,796          21%
Central Region                              6,070        7,213          19%
South Region                                5,447        5,813           7%
                                           16,316       18,822          15%

Customers (at end of period)
Corporate                                  15,387       17,841          16%
Wholesale                                     929          981           6%
                                           16,316       18,822          15%

Switched Minutes (million) (for quarter)
North Region                                1,444        1,605          11%
Central Region                              2,717        3,752          38%
South Region                                  931        1,092          17%
                                            5,092        6,449          27%


Private Wire VGEs (000) (at end of quarter)
North Region                                9,104       11,179          23%
Central Region                              9,012       11,993          33%
South Region                                3,643        5,298          45%
                                           21,759       28,470          31%


Headcount (at end of quarter)
North Region                                1,694        1,536          (9%)
Central Region                              1,550        1,370         (12%)
South Region                                1,198          928         (23%)
                                            4,442        3,834         (14%)


North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Customers represent the number of customers who purchase network and data solutions products.

Headcount comprises active employees excluding temporary and contract workers.


Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Group wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses, (ii) the ability of the Group to expand and develop its networks in new markets, (iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries:

COLT Telecom Group plc
John Doherty
Director Corporate Communications
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 (0) 20 7863 5314



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 21 April 2004                                 COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary